Exhibit 99.1

CONVENING NOTICE

Dear shareholder,

On behalf of the management board of Sono Group N.V. (the Company), we kindly invite you to the extraordinary general meeting of the Company, to be held on January 31, 2024, at 3.00 p.m. Amsterdam time at the offices of Dentons Europe LLP, fifth floor, Gustav Mahlerplein 2, 1082 MA, Amsterdam, the Netherlands (the EGM). The EGM shall be held in English.

The agenda for the EGM is as follows:

1.	Opening

2.	Discussion on a proposed restructuring of the Company and its business (the Restructuring) (discussion item)

3.	Proposal to authorize the management board of the Company (the Management Board) as the corporate body authorized to issue ordinary shares in the capital of the Company (the Ordinary Shares) and/or high voting shares in the capital of the Company (the High Voting Shares), to effect the Reverse Share Split referred to in agenda item 5 (voting item)

4.	Proposal to authorize the Management Board as the corporate body authorised to exclude or limit pre-emption rights. This authorization is limited to the number of shares that the Management Board may issue under the authorizations mentioned in agenda item 5. (voting item)

5.	Proposal to:

a.	effect a reverse share split of the Ordinary Shares and the High Voting Shares at an exchange ratio to be determined and established by the Management Board (voting item);

b.	reduce the nominal value per Ordinary Share to €0.01 per Ordinary Share (post-reverse share split) without repayment or any other payment by the Company (voting item);

c.	reduce the nominal value per High Voting Share to €0.25 per High Voting Share (post-reverse share split) without repayment or any other payment by the Company (voting item); and

d.	amend the Company's articles of association to implement the foregoing (voting item)

6.	Proposal to:

a.	approve the issuance of one or more convertible debenture(s) by the Company (the Debentures) to YA II PN, Ltd., which may be converted into Ordinary Shares, in accordance with their terms (voting item);

b.	grant the rights to subscribe for Ordinary Shares to the holder(s) of the Debentures (the Debenture Shares) whereby the number of Ordinary Shares and the issue price thereof will each time be calculated in accordance with the terms of the Debentures (as amended from time to time in accordance with their terms) (voting item);

c.	effect and approve the potential issuance of more than 20% of the Company’s outstanding shares upon the conversion of one or more of the Debenture(s), in accordance with the requirement of Nasdaq Listing Rules 5635(b) and 5635(d) (voting item); and

d.	exclude pre-emption rights in relation to the Debentures and the granting of rights to subscribe for the Debenture Shares (voting item)

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7.	One or more amendments to the Company’s articles of association, in such a manner that the authorized capital of the Company is with each amendment amended to facilitate the issue of all Debenture Shares, each time, as the Management Board shall determine (voting item)

8.	Amendment policy of the Company concerning the compensation of Managing Directors (voting item)

9.	Amendments to the Company’s articles of association, in such a manner that the binding nomination of the current majority shareholders to appoint members of the Supervisory Board is deleted (voting item)

10.	Appointment of George O'Leary as member of the Management Board, for a period of one (1) year (voting item)

11.	Acceptance of the resignation of Sandra Vogt-Sasse, Thomas Wiedermann and Martin Sabbione as members of the Supervisory Board (voting item)

12.	Appointment of Christopher Schreiber as member of the Supervisory Board, for a period of one (1) year (voting item)

13.	Appointment of David Dodge as member of the Supervisory Board, for a period of one (1) year (voting item)

14.	Closing

No business shall be voted on at the EGM, except such items as included in the abovementioned agenda.

The procedures for attendance, registration, representation and voting at the EGM are described below and should be read in conjunction with the convening notice.

The record date for the EGM is January 3, 2024 (the Record Date). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the Registers) may attend and, if relevant, vote at the EGM (Persons with Meeting Rights), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the Beneficial Owners) on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the EGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the EGM, in person or represented by proxy, must notify the Company in writing of their intention to attend the EGM (an Attendance Notice) no later than 6:00 a.m. Amsterdam time on the fifth day prior to the meeting, i.e. January 26, 2024 (the Cut-off Time). Persons with Meeting Rights and Beneficial Owners must enclose with their Attendance Notice (i) proof of their (beneficial) ownership of the relevant underlying shares in the Company's capital on the Record Date, such as a recent account statement (ii) a proof of identity, (iii) if relevant, a duly signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date, and (iv) if relevant, the duly signed Proxy Form (as defined hereinafter) (collectively, the Entitlement Documents).

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Persons with Meeting Rights and Beneficial Owners who will not attend in person may also have themselves represented at the EGM through the use of a written or electronically recorded proxy authorizing Mr. J.-M.P. Hermans, civil law notary and partner of Dentons Europe LLP, in Amsterdam, the Netherlands (the Proxy Form). The template Proxy Form can be downloaded from the Company's website (https://ir.sonomotors.com/corporate-governance).

The Company recommends shareholders to vote by Proxy Form.

Any Attendance Notice and Entitlement Documents to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

Sono Group N.V.

c/o D. Lisitsyn

Waldmeisterstrasse 76

80935 Munich

Germany

(corporateoffice@sonomotors.com)

Registration for admission to the EGM will take place at the registration desk at the meeting venue between 2.00 p.m. Amsterdam time and the commencement of the EGM on January 31, 2024. It is not possible to register after this time.

Any Attendance Notice and Entitlement Documents received by the Company after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the EGM.

As of January 16, 2024, the Company has issued 105,667,115 Ordinary Shares, with a par value of €0.06 each, and 3,000,000 High Voting Shares with a par value of €1.50 each. Neither the Company nor any of its subsidiaries holds any shares in the capital of the Company. Each Ordinary Share confers the right to cast one (1) vote. Each High Voting Share confers the right to cast twenty-five (25) votes. The total number of voting rights attached to the issued and outstanding shares that may be exercised at the EGM is 180,667,115.

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EXPLANATORY NOTES TO THE AGENDA

2.	Discussion on a proposed restructuring of the Company and its business (the Restructuring) (discussion item)

Reference is made to the various public announcements made by the Company, which are available on the Company's website.

The Company applied for the opening of self-administration insolvency proceedings (Eigenverwaltung) at the insolvency court of Munich, Germany (the Court), on May 15, 2023. By court resolution, preliminary self-administration proceedings (vorläufige Eigenverwaltung) were ordered with effect from May 17, 2023. Further, the Company's 100% subsidiary, Sono Motors GmbH (Sono GmbH), applied for the opening of self-administration proceedings in the form of protective shield proceedings (Schutzschirmverfahren) at the Court on May 15, 2023. By court resolution, preliminary self-administration proceedings were opened for Sono GmbH on May 19, 2023 and the self-administration proceedings (Eigenverwaltung) were ordered for Sono GmbH with effect from September 1, 2023.

As disclosed in its Form 6-Ks submitted to the U.S. Securities and Exchange Commission (the SEC) on July 18, 2023, September 1, 2023 and December 13, 2023, the Company is currently not in compliance with certain listing requirements under Nasdaq rules, and has received a decision of the Nasdaq Hearings Panel (the Panel) advising the Company that the Panel has determined to delist the Company’s ordinary shares from Nasdaq. Nasdaq informed the Company that Nasdaq will complete the delisting by filing a Form 25 Notification of Delisting with the SEC following the lapse of applicable appeal periods. The Company does not intend to appeal the Panel’s decision.

On December 7, 2022, the Company and Yorkville entered into a securities purchase agreement, pursuant to which Yorkville (as defined below) purchased convertible debentures in an aggregate principal amount of USD 31.1 million. To date, YA II PN, Ltd (Yorkville) is amongst the largest creditors of the Company with a due and outstanding amount of approximately USD 21 million.

Key features of the Restructuring

To enable the sustainable restructuring of the Company and its group (the Sono Group) and to allow the Company and Sono GmbH to withdraw and/or exit from their respective self-administration proceedings, Yorkville and the Company have entered inter alia into a restructuring agreement, dated November 20, 2023, and a funding commitment dated November 17, 2023.

Under these agreements and subject to fulfilment of certain closing conditions, Yorkville has agreed to provide additional funding of up to EUR 9,000,000 to the Company by way of one or more convertible debentures, to be issued by the Company (the Debentures). The funding is intended to finance the business of the Sono Group throughout 2024 in accordance with an agreed budget. In addition, Yorkville has agreed to defer the maturity of its existing debt.

Part of the Yorkville funding will be made available to Sono GmbH under a letter of comfort, allowing the financing of the operative business of the Sono Group. The Company and Sono GmbH have entered into a Continuation Agreement dated November 20, 2023, inter alia implementing the restructuring and the corresponding financing obligations between the Company and Sono GmbH.

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The agreed restructuring and funding are intended to enable the Company and Sono GmbH to withdraw and/or exit their respective self-administration proceedings and continue their business activities outside of such self-administration proceedings as a going concern. Sono GmbH proposed a plan under the German Insolvency Code to its creditors, and such plan was accepted by the required majority of creditors and approved by the Court on December 21, 2023. If the Court’s confirmation of the plan remains unaffected by appeals or challenges, the plan would enter into force and be implemented by Sono GmbH, and Sono GmbH’s self-administration proceedings would be closed. Furthermore, the Company would be able to withdraw its application for self-administration proceedings, with the effect that both Sono GmbH and the Company would be able to resume business activities outside of insolvency on a debt-free basis (except for the existing and new Yorkville debt).

As part of the Restructuring, the Company intends to implement a new Management Board and Supervisory Board and take certain (capital restructuring) measures which are intended to enable a potential application for admission of our Ordinary Shares to trading on a stock exchange in the future. Such measures are proposed for resolution in this EGM.

As part of the Restructuring, it has been agreed with the founding shareholders of the Company that they will surrender part of their Ordinary Shares and all their High Voting Shares to, inter alia, a special purposes vehicle to be held and controlled by (indirectly) new management. Any such transfer of these shares to said special purposes vehicle is expected to occur on or about the date of the EGM.

This EGM should also be regarded as the general meeting of the Company within the meaning of Section 2:108a of the Dutch Civil Code, informing the shareholders that the equity of the Company has decreased below half of the Company’s issued capital and to discuss measures to be effected in relation thereto.

3.	Proposal to authorize the Management Board as the corporate body authorised to issue Ordinary Shares and/or High Voting Shares, to effect the Reverse Share Split referred to in agenda item 5 (voting item)

As part of the Restructuring, the Management Board, with approval of the Supervisory Board, proposes to perform a reverse share split, with the aim to increase the price of the Company’s Ordinary Shares and enable a potential application for admission of our Ordinary Shares to trading on a stock exchange in the future. Reference is made to agenda item 5. for the proposed resolutions and explanatory notes of the reverse share split. The ratio of the Reverse Share Split (as defined below) as to be determined by the Management Board in accordance with the below formula is dependent on the closing share price of an Ordinary Share on the date prior to the implementation of the Reverse Share Split (as defined below). Consequently, the exact number of Ordinary Shares that will result from the Reverse Share Split (as defined below) is currently unknown. To avoid the situation where, as a result of the ratio of the Reverse Share Split (as defined below), fractional shares are in issue, the Management Board, with approval of the Supervisory Board, proposes to authorize the Management Board as the corporate body of the Company authorised to issue such number of Ordinary Shares and/or High Voting Shares to come to a pre-Reverse Share Split number of issued shares to allow for a reverse share split whereby, on a total issued basis, no fractional Ordinary Shares and/or High Voting Shares are issued.

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4.	Proposal to authorize the Management Board as the corporate body authorised to exclude or limit pre-emption rights. This authorization is limited to the number of shares that the Management Board may issue under the authorizations mentioned in agenda item 3 (voting item)

The Management Board proposes, with approval of the Supervisory Board, to designate the Management Board as the corporate body of the Company authorised to limit or exclude any pre-emption rights in relation to the issue of Ordinary Shares and/or High Voting Shares that could be issued by the Management Board pursuant to the authorizations mentioned in agenda item 3.

Pursuant to the articles of association of the Company and Dutch law, if less than one-half of the Company's issued capital is present or represented at the EGM, this proposal can only be adopted with a majority of at least two-thirds of the votes cast. If more than one-half of the issued capital is present or represented, a simple majority is sufficient to adopt this proposal.

5.	Proposal to:

a.	effect a reverse share split of the Ordinary Shares and the High Voting Shares at an exchange ratio to be determined and established by the Management Board (voting item);

b.	reduce the nominal value per Ordinary Share to €0.01 per Ordinary Share (post-reverse share split) without repayment or any other payment by the Company (voting item);

c.	reduce the nominal value per High Voting Share to €0.25 per High Voting Share (post-reverse share split) without repayment or any other payment by the Company (voting item); and

d.	amend the Company's articles of association to implement the foregoing (voting item)

As part of the Restructuring, it is proposed by the Management Board, with approval of the Supervisory Board, to effect a reverse share split of all of the issued Ordinary Shares and all of the issued High Voting Shares at a ratio to be established and determined by the Management Board (the Reverse Share Split). The Management Board and the Supervisory Board believe that the Reverse Share Split should result in a higher trading price for the Ordinary Shares, which could enable a potential application for admission of our Ordinary Shares to trading on a stock exchange in the future.

The Management Board proposes, with approval of the Supervisory Board, that the Management Board will be authorized to determine the exact ratio of the Reverse Share Split and the date of its implementation. The Management Board will establish the ratio of the Reverse Share Split based on the following formula, taking into account that the expected post-Reverse Share Split trading price of the Ordinary Shares should be in the area of around USD 9 per Ordinary Share.

Ratio = (EP / CP) : 1

Whereby:

EP = envisaged trading price per Ordinary Share post implementation of the Reverse Share Split

CP = closing trading price per Ordinary Share on the date prior to the implementation of the Reverse Share Split

The outcome of the formula represents the number of issued Ordinary Shares outstanding that will be combined into one (1) Ordinary Share. An example: if the trading price of an Ordinary Share is USD 0.25 and the Management Board anticipates a post-Reverse Share Split trading price of USD 8, the following formula is applied: 8 / 0.25 = 32. This means that the ratio of the Reverse Share Split is 32:1.

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The same ratio of the Reverse Share Split is applied to the High Voting Shares.

If the number of Ordinary Shares and/or High Voting Shares held by a person is not exactly divisible by the applicable ratio before the Reverse Share Split, banks and brokers will round the positions up or down, depending on the particular contractual arrangements between the bank or broker and the relevant holder. This since no fractional shares will be issued in connection with the Reverse Share Split. Persons who hold their shares in the capital of the Company directly in the register of shareholders will be informed by the Company of the administrative process.

As mentioned, this meeting should also be regarded as the meeting referred to in Section 2:108a Dutch Civil Code. Pursuant to Section 2:108a, the measures should be discussed on how to address the decrease of the Company's equity. A possible measure is to reduce the amount of the issued capital for the benefit of the Company’s profit reserves, as outlined in Section 2:100 paragraph 6 of the Dutch Civil Code. Therefore, the Management Board, with approval of the Supervisory Board, proposes to amend the Company's articles of association in order:

A.	to reduce the nominal value of the Ordinary Shares to €0.01 per Ordinary Share. Such reduction shall occur without any repayment of the reduced nominal value per Ordinary Share or any other payment to the holders of such Ordinary Shares (the Capital Reduction Ordinary Shares). The Capital Reduction Ordinary Shares will occur for the benefit of the Company’s profit reserves (ter delging van geleden verliezen). This means that the Company's profit reserves will be increased with the balance between (x) the aggregate nominal value of the Ordinary Shares issued immediately prior to the Reverse Share Split being implemented and (y) the aggregate nominal value of the Ordinary Shares issued post implementation of the Reverse Share Split, as outlined in the deed of amendment of the Company’s articles of association; and
B.	to reduce the nominal value of the High Voting Shares to €0.25 per High Voting Share. Such reduction shall occur without any repayment of the reduced nominal value per High Voting Share or any other payment to the holders of such High Voting Shares (the Capital Reduction High Voting Shares). The Capital Reduction High Voting Shares will occur for the benefit of the Company’s profit reserves. This means that the Company's profit reserves will be increased with the balance between (x) the aggregate nominal value of the High Voting Shares issued immediately prior to the Reverse Share Split being implemented and (y) the aggregate nominal value of the High Voting Shares issued post implementation of the Reverse Share Split, as outlined in the deed of amendment of the Company’s articles of association.

The voting rights related to an Ordinary Share and a High Voting Share will not change. After the Capital Reduction Ordinary Shares, each Ordinary Share will still grant its holder the right to cast one vote in the Company’s general meeting. At the same time, each High Voting Share grants its holder the right to cast 25 votes in the general meeting.

A copy of the verbatim text of the proposed amendment of the Company’s Articles of Association to effect the Reverse Share Split, the Capital Reduction Ordinary Shares and the Capital Reduction High Voting Shares has been made available on the Company's website and at the Company's office address in the official Dutch language together with an English translation thereof.

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The adoption of this resolution includes the authority for each member of the Management Board and each civil law notary, candidate civil law notary and lawyer of Dentons Europe LLP in Amsterdam, the Netherlands, to have the deed of amendment to the articles of association executed, and, if and when the Management Board decides, to implement the Reverse Share Split by proceeding with the execution of the deed of amendment to the Articles of Association.

6.	Proposal to:

a.	approve the issuance of convertible debenture(s) by the Company (the Debentures) to YA II PN, Ltd., which may be converted into Ordinary Shares, in accordance with their terms (voting item)

b.	grant the rights to subscribe for Ordinary Shares to the holder(s) of the Debenture(s) (the Debenture Shares) whereby the number of Ordinary Shares and the issue price thereof will each time be calculated in accordance with the terms of the Debenture(s) (as amended from time to time in accordance with their terms) (voting item);

c.	effect and approve the potential issuance of more than 20% of the Company’s outstanding shares upon the conversion of one or more of the Debenture(s), in accordance with the requirement of Nasdaq Listing Rules 5635(b) and 5635(d) (voting item); and

d.	to exclude pre-emption rights in relation to the Debentures and the granting of rights to subscribe for the Debenture Shares (voting item)

Reference is made to the Company's Form 6-K submitted to the SEC on November 27, 2023. Important part of the Restructuring is the providing of new funding to the Company by Yorkville. The Management Board, with approval of the Supervisory Board, proposes that such funding is granted in the form of one or more Debentures up to an aggregate amount of EUR 9 million, subject to their terms.

Under the terms of the Debentures, the holder of a Debenture may convert any portion of the outstanding amount thereunder into Ordinary Shares (the Debenture Shares). The number of Ordinary Shares to be issued by the Company upon conversion shall be determined by dividing the relevant conversion amount by the conversion price, whereby “conversion price” means, in summary, the lower of (i) a price per Ordinary Share equal to USD 0.25, or (ii) 85% of the lowest daily volume weighted average price (VWAP) of the Ordinary Shares during the seven (7) consecutive trading days immediately preceding the date of conversion. The conversion price can be adjusted from time to time pursuant to the other terms and conditions of the Debentures.

To allow the Company to fulfil its obligations under the Debentures, the Management Board proposes, with the approval of the Supervisory Board, to grant to Yorkville such number of rights to subscribe for Ordinary Shares as are required to settle the Company's obligation to settle its obligations under the Debenture, all in accordance with the terms of the Debentures (and as amended from time to time in accordance with their terms).

On December 11, 2023, the Company received a decision from the Panel advising the Company that the Panel has determined to delist the Company’s Ordinary Shares from Nasdaq. Although the delisting process has not been completed as of the date of preparation of these Explanatory Notes, Nasdaq informed the Company that Nasdaq will complete the delisting by filing a Form 25 Notification of Delisting with the SEC following the lapse of applicable appeal periods. The Company does not intend to appeal the Panel’s decision. Because the Ordinary Shares are currently still listed on Nasdaq, the Company is subject to Nasdaq’s rules and regulations. Pursuant to Nasdaq Listing Rule 5635(b), shareholders approval is required prior to the issuance of securities that will result in a change of control of a listed company, which for purposes of Nasdaq Listing Rule 5635(b) is generally deemed to occur when an investor or investor group acquires or has the right to acquire 20% or more of a company’s outstanding ordinary shares or voting power and such ownership or voting power would be the largest ownership position. Shareholders should note that a “change of control” as described under Nasdaq Listing Rule 5635(b) applies only with respect to the application of such rule and does not constitute a “change of control” for purposes of our organizational documents, or any other purpose. The Company, as Foreign Private Issuer, has opted-out of Nasdaq Listing Rule 5635, but this approval has been included for the sake of completeness.

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Pursuant to Nasdaq Listing Rule 5635(d), shareholders approval is required prior to a 20% issuance at a price that is less than the Minimum Price. For purposes of Nasdaq Listing Rule 5635(d), (A) “20% Issuance” means a transaction, other than a public offering, involving: (i) the sale, issuance or potential issuance by the Company of Ordinary Shares (or securities convertible into or exercisable for Ordinary Shares), which alone or together with sales by our officers, directors, or substantial shareholders equals 20% or more of Ordinary Shares or 20% or more of the voting power outstanding before the issuance and (B) “Minimum Price” means a price that is the lower of: (i) the closing price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average closing price of Ordinary Shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. In determining whether multiple issuances should be aggregated for purposes of Nasdaq Listing Rule 5635(d), Nasdaq will consider several factors, including the timing of the issuances. Stockholder approval of this proposal will constitute stockholder approval for purposes of Nasdaq Listing Rule 5635(d). The Company, as Foreign Private Issuer, has opted-out of Nasdaq Listing Rule 5635, but this approval has been included for the sake of completeness.

Furthermore, the Management Board proposes, with approval of the Supervisory Board, to exclude any pre-emption rights in relation to the Debentures granting of Debenture Shares to Yorkville.

Pursuant to the articles of association of the Company and Dutch law, if less than one-half of the Company's issued capital is present or represented at the EGM, this proposal can only be adopted with a majority of at least two-thirds of the votes cast. If more than one-half of the issued capital is present or represented, a simple majority is sufficient to adopt this proposal.

7.	One or more amendments to the Company’s articles of association, in such a manner that the authorized capital of the Company is with each amendment amended to facilitate the issue of all Debenture Shares, each time, as the Management Board shall determine (voting item)

The Management Board proposes, with the approval of the Supervisory Board, to amend the Company's articles of association each time as required to effect a conversion of the Debenture or a part thereof into the (issuance of) Debenture Shares. Possibly, upon conversion of the Debenture or a part thereof, the Company’s authorized capital needs to increase to facilitate the issue of one or more Debenture Shares. For the sake of clarity, this means that this resolution to authorise one or more amendments to the Company’s articles of association to increase the Company’s authorized capital to facilitate the issue of any and all Debenture Shares is irrevocable and will stay into full force and effect for as long as one or more Debenture Shares should be issued upon conversion of (part of) the Debenture.

A copy of the verbatim text of the wording of each proposed amendment of the Company’s articles of association to effect such increase of the Company’s authorized capital has been made available on the Company's website and at the Company's office address in the official Dutch language together with an English office translation thereof. The number of shares of the authorized capital therein has been left blank, as that will correspond to the number of shares actually issued. The proposed ratio of the issued shares in the Company versus the authorized capital of the Company is not less than 1:5, as Dutch law provides that at least one fifth of the Company’s authorized capital must be issued.

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The adoption of this resolution includes the authority for each member of the Management Board and Supervisory Board as well as each civil law notary, candidate civil law notary and lawyer of Dentons Europe LLP in Amsterdam, the Netherlands, to have the deeds of amendment to the articles of association executed to effect the increase of the authorized capital to issue one or more Debenture Shares.

8.	Amendment policy of the Company concerning the compensation of Managing Directors

It is proposed by the Supervisory Board, upon the recommendation of the Compensation Committee, to adopt an amended policy of the Company concerning the compensation of members of the Management Board. The proposed amendment to the compensation policy can be found on our website: https://ir.sonomotors.com/corporate-governance. Reference is made to the explanatory notes included in the proposed amendment to the compensation policy, for a description of and a further explanation of the proposed amendment.

If adopted, the amended compensation policy for Managing Directors will apply as from the date of the EGM.

9.	Amendments to the Company’s articles of association, in such a manner that the binding nomination of the current majority shareholders to appoint members of the Supervisory Board is deleted (voting item)

The articles of association of the Company provide for a binding nomination right of the Majority Shareholders (as defined in the Company's articles of association) regarding the appointment of members of the Supervisory Board. As part of the Restructuring, the Management Board proposes, with the approval of the Supervisory Board, to amend the Company's articles of association in such manner that the binding nomination rights of the Majority Shareholders are deleted from the Company's articles of association.

A copy of the verbatim text of the wording of the amendment of the Company’s articles of association to effect such deletion has been made available on the Company's website and at the Company's office address in the official Dutch language together with an English office translation thereof.

The adoption of this resolution includes the authority for each member of the Management Board and Supervisory Board as well as each civil law notary, candidate civil law notary and lawyer of Dentons Europe LLP in Amsterdam, the Netherlands, to have the deed of amendment to the articles of association executed.

10.	Appointment of George O'Leary as member of the Management Board, for a period of one (1) year (voting item)

As part of the Restructuring, the Supervisory Board nominates for appointment Mr George O'Leary as managing director of the Company as of the close of the EGM, for a period of one (1) year. It is proposed by the Supervisory Board to grant Mr O'Leary the title of Chief Executive Officer.

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Bio:

Full name	George G. O’Leary
Age	61
Profession and education	Chairman/CEO/CFO BBA Accounting Siena College 1984
Number of shares held in the capital of the Company

Nil on the date of this notification.

The appointment of Mr O'Leary includes the approval by the General Meeting of the transfer of Ordinary Shares and High Voting Shares by the Company's founding shareholders to the special purposes vehicle that will – indirectly – be held and controlled by Mr O'Leary, to the extent necessary this is considered remuneration in the form of shares within the meaning of the Dutch Civil Code.

Reasons for nomination	The Supervisory Board highly values Mr O'Leary's proven track record with working with and restructuring companies that faced financial difficulties. Mr O'Leary also gained valuable experience with senior board positions in companies linked to the capital markets.

11.	Acceptance of resignation of Sandra Vogt-Sasse, Thomas Wiedermann and Martin Sabbione as members of the Supervisory Board (voting item)

As part of the Restructuring, Mrs. Vogt-Sasse, Mr Wiedermann and Mr Sabbione resign as members of the Supervisory Board as of the close of the EGM. Separately, and also ultimately as per the Restructuring, Johannes Martin Trischler will also resign as a member of the Supervisory Board.

It is proposed to the general meeting to accept their resignation.

12.	Appointment of Mr Christopher Schreiber as member of the Supervisory Board, for a period of one (1) year (voting item)

As part of the Restructuring, the Supervisory Board nominates for appointment Mr Christopher Schreiber as member of the Supervisory Board as of the close of the EGM, for a period of one (1) year.

Bio:

Full name	Christopher Schreiber
Age	59
Profession and education	Over 35 years in the Financial Service sector. Mr Schreiber holds a Johns Hopkins undergraduate degree
Number of shares held in the capital of the Company	Nil
Brief description of precedent roles to the extent of interest for the role of supervisory director	Akers Bio -Executive Chair Board of Director MyMD - Board Member
Other supervisory board / non-executive roles	Paulson Investments Company - Internal Board
Reasons for nomination

Proven experience with companies in financial difficulties as a Financial Advisor as well as a Board member of selective companies. Mr Schreiber also gained valuable experience in heading a 45 office retail sales force for a Broker Dealer.

Compensation	USD 50,000 per year

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The appointment of Mr Dodge as member of the Supervisory Board will also be an approval of his remuneration package.

13.	Appointment of David Dodge as member of the Supervisory Board, for a period of one (1) year (voting item)

As part of the Restructuring, the Supervisory Board nominates for appointment Mr David Dodge as member of the Supervisory Board as of the close of the EGM, for a period of one (1) year.

Bio:

Full name	David August Dodge
Age	48
Profession and education	Financial Consultant B.A. in Economics, Yale University, New Haven, CT (1997); M.S. in Professional Accounting, University of Hartford, Hartford, CT (1998)
Number of shares held in the capital of the Company	None
Brief description of precedent roles to the extent of interest for the role of supervisory director

Mr Dodge served as Chief Financial Officer of multiple publicly traded companies, including NeoMedia Technologies, Inc. (NEOM) 2002-2007, SmarTire Systems Inc. (SMTR) 2007-11, and Anhui Taiyang Poultry Co., Inc. (DUKS) 2010-13.

Mr Dodge also served as Chief Financial Officer of multiple privately held companies, including Shandong Tada Auto-Parking Co., Ltd., Yangzhou Jinniu Ship Industry Co., Ltd., Beijing Yuan Xi Xing Bio-Technology Co., Ltd, and TianYi Seamless Steel Co., Ltd.

As of 2007, Mr Dodge acts as accounting and SEC reporting and compliance consultant for various public companies.

Mr Dodge also is an Expert Witness and Expert Consultant in a variety of litigation proceedings involving accounting practices and disclosures, as well as due diligence standard of care and custom and practice in a variety of capital markets transactions including underwritten debt and equity offerings, private equity and venture capital investments, mergers and acquisitions (2013-present).

Other supervisory board / non-executive roles	None
Reasons for nomination	Mr Dodge's experience with publicly traded companies is of great value to the Company.
Compensation	USD 50,000 per year

The appointment of Mr Dodge as member of the Supervisory Board will also be an approval of his remuneration package.

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